Warsaw, 2006-10-05

United States Securities
and Exchange Commission
Washington D.C. 20549
USA



ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025



SUPPL

Dear Sirs,

Please find enclosed the text of the Current report no 19/2006.
Best regards

Krzysztof Gerula

I Vice-President

Current report no. 19/2006

„Orbis" S.A. hereby conveys information concerning the award (up-date) of a rating to „Orbis" S.A.:

Fitch Ratings – Warsaw / London - October 4, 2006: Fitch Ratings has affirmed Orbis SA's, Poland's largest hotel company, national long-term rating at 'BBB+(pol) (triple-B-plus (pol))' with stable outlook.

The rating reflects the balance between Orbis's moderate financial policy and its below-average business profile for a hotel company. It also reflects the strong business relationship between Orbis and its strategic investor, the company Accor (rated 'BBB (triple-B)' on the international rating scale). This cooperation has resulted in improved management, ongoing cost reductions and a new strategy for the Group based on Accor's experience and expertise in economy hotel development. The rating does not factor in any direct support from Accor, should Orbis find itself in financial difficulties.

The stable outlook reflects Fitch's expectations that an increase in debt due to Orbis's ambitious investment program would be offset by a growth in EBITDA and that these investments would result in a more solid business profile.

The rating also factors in the Company's leading position in an increasingly competitive Polish market and its below-average operating ratios (including the occupancy rate) when compared with its competitors on the European markets, in spite of their improvements over the past 18 months (till the end of June 2006). Its hotel room split is biased towards the more competitive and cyclical 3-star and 4-star segments, although the Company is implementing a strategy geared towards development of the economy hotel segment. In addition, the Group has high operating leverage since virtually all of its hotels are either owned or leased under fixed payment contracts. Orbis Group pursues a moderate financial policy, with leverage (lease adjusted net debt-to-EBITDAR of 1.8 as at the end of 2005) considerably lower than that of other Fitch-rated European hotel companies (mostly between 3 and 6).

Orbis's strategy seeks to restructure the existing hotel portfolio in order to eliminate its weaknesses. In Fitch's view, this should improve the Group's business profile by making it more competitive and increasing its exposure to economy hotels to 55% of its hotel portfolio from the current 19%. The economy hotel segment is an attractive segment in Poland given the insufficient supply (as evidenced by Ibis hotels' results in the past 3 years). Orbis's increased exposure to this segment should lessen the cyclicality of the Group's profits and cash flows. The Company is disposing of some of older hotels, which exert a negative impact on operating performance and which suffer from underinvestment, and building new hotels under Accor's economy brands, Ibis and Etap. Orbis plans total capital expenditure of PLN 862 million (EUR 217 million) between 2006 and 2010, of which 62% will be earmarked for construction of new hotels while 38% for modernization of existing ones. The investment program will be funded by a combination of operating cash flows (38%), debt (35%) and disposal of assets (27%). Should Orbis's leverage deteriorate significantly from its current levels on the back of the capital expenditure (for example, due to delays in asset disposals), the rating may be downgraded.

The Group's results for the 1st half of 2006 indicate a sustained recovery in the hotel segment. The Group reported a 22% increase in funds from operations ("FFO"), mostly driven by a

healthy 8% growth of its revenue per available room ("RevPAR"). The Group's lease adjusted net leverage deteriorated slightly to 2.1 as at the end of June 2006 from 1.8 as at the end of 2005.

Fitch regards the Group's available liquidity as sufficient. As at the end of June 2006, the Group had cash of PLN 71 million against current payables of PLN 41 million. In November 2005, the Group extended its debt maturity profile and reduced exposure to currency risk thanks to the refinancing of its EUR 48.7 million loan by executing the PLN 500 million loan agreement with a bank syndicate. This loan is currently the Group's main source of financing and includes a PLN 220 million tranche dedicated to the capital expenditure program.

Contact: Arkadiusz Wicik, Warsaw, Tel: +48 22 338 62 86;
Frederic Gits, Paris, +33 1 44 29 91 34.